CROSSHAIR EXPLORATION & MINING CORP.
(the “Corporation”)
Annual General Meeting of Shareholders
September 10, 2007

REPORT OF VOTING RESULTS

Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

Common Shares represented at the Meeting:

16,185,997

Total issued and outstanding Common Shares as at record date:

71,328,265
Percentage of issued and outstanding Common Shares represented:

22.69%

General Business

1.

The following nominees were elected as directors to serve until the close of the next annual general meeting or until their successors are duly elected or appointed:

•

Mark J. Morabito

•

Geir Liland

•

David Lee

•

Ian Smith

•

Stewart Wallis

•

Jay Sujir

•

Leo Power

1.

Davidson & Company, were appointed as auditors of the Corporation until the close of the next annual general meeting of shareholders and the directors were authorized to determine their remuneration.

2.

The shareholders voted, by ballot, on a motion to approve the adoption of the Corporation’s Amended Stock Option Plan.  The results of the vote were as follows:

For the Motion:

12,137,517 (74.99%)

Against the Motion:

4,048,480 (25.01%)

Total Shares Voted:

16,185,997 (22.69% of the issued and outstanding common shares)

3.

The acts, contracts, proceedings, appointments and payments of money by the Directors and Officers of the Corporation since the last Annual General Meeting of the Company as appear in the proceedings and records of the Company were approved, ratified and confirmed.

No other business was voted upon at the Meeting.

Dated:  September 12, 2007